Exhibit 99.1

Appendix 3X
Initial Director’s Interest Notice

Rule 3.19A.1
Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries plc
ARBN 097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jack TRUONG
Date of appointment	31 January 2019

Part 1 - Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities Nil

+ See chapter 19 for defined terms.

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Appendix 3X
Initial Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities Nil

Part 3 – Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Restricted Stock Units (RSUs) are contractual entitlements to be issued ordinary shares/CUFs upon satisfaction of certain conditions
Name of registered holder (if issued securities)	Not applicable

+ See chapter 19 for defined terms.

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Appendix 3X
Initial Director’s Interest Notice

No. and class of securities to which interest relates
Return on Capital Employed (ROCE) RSUs

ROCE RSUs subject to a ROCE hurdle based on the company’s average ROCE performance over a specified period and the Remuneration Committee’s potential exercise of negative discretion:

•    34,110 ROCE RSUs with a vesting date of 21/08/20
•    34,110 ROCE RSUs vesting rateably on 21/08/20, 21/08/21 and 21/08/22
•    55,938 ROCE RSUs with a vesting date of 17/08/21.

Pending grant subject to the prior approval of shareholders in accordance with Chapter 10 of the ASX Listing Rules (or an ASX waiver of this requirement being granted):

•    9,519 ROCE RSUs with a vesting date of 17/08/21.

Total Shareholder Return (TSR) RSUs

TSR RSUs subject to a TSR hurdle based on the company’s TSR performance relative to it’s peer group:

•    61,726 TSR RSUs with a vesting date of 21/08/20
•    61,726 TSR RSUs vesting rateably on 21/08/20, 21/08/21 and 21/08/22
•    106,058 TSR RSUs with a vesting date of 17/08/21.

Pending grant subject to the prior approval of shareholders in accordance with Chapter 10 of the ASX Listing Rules (or an ASX waiver of this requirement being granted):

•    18,518 TSR RSUs with a vesting date of 17/08/21.

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3X Page 3